As filed with the U.S. Securities and Exchange Commission on March 8, 2010

 Registration No.  333- 144817

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
____________________

BP p.l.c.
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer's name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801
(302) 658-7581
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing six ordinary shares of BP p.l.c.	n/a	n/a	n/a	n/a
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 1 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (14)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (8) and (12)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (11) and (16)

	(v)	Sale or exercise of rights	Paragraphs (4), (8) and (12)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (8), (12) and (15)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (16)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (18)

(3)	Fees and Charges		Paragraph (8)

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Item 2.  AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)	Statement that BP p.l.c. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission.	Paragraph (11)

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a) (1)
Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of August 1, 2007 among BP p.l.c., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").  Previously filed.

(a)(2)
Form of Amendment to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement dated as of March 8, 2010 among BP p.l.c., the Depositary and all holders from time of ADRs issued thereunder, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Filed herewith as Exhibit (f).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 8, 2010.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, BP p.l.c. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on March 8, 2010.

BP P.L.C.

By:	/s/ David J. Pearl
Name:	David J. Pearl
Title:	Deputy Company Secretary

Under the requirements of the Securities Act, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons on March 8, 2010, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Carl-Henric Svanberg*	Non-Executive Chairman
Carl-Henric Svanberg

/s/ Dr. A. B. Hayward*	Executive Director , Group Chief Executive
Dr. A. B. Hayward	(Principal Executive Officer)

/s/ Paul Anderson*	Non- Executive Director
Paul Anderson

/s/ A. Burgmans*	Non- Executive Director
A. Burgmans

Non- Executive Director
C. B. Carroll

/s/ Sir William Castell*	Non- Executive Director
Sir William Castell, LVO

/s/ I. C. Conn*	Executive Director
I. C. Conn

/s/ G. David*	Non- Executive Director
G. David

Non-Executive Director

E. B. Davis Jr.

/s/ Robert Dudley*	Executive Director
Robert Dudley

/s/ D. J. Flint*	Non-Executive Director
D. J. Flint

/s/ Dr. B. E. Grote*	Executive Director
Dr. B. E. Grote	(Principal Financial and Accounting Officer)

/s/ A. G. Inglis*	Executive Director
A. G. Inglis

/s/ Dr. D. S. Julius*	Non-Executive Director
Dr. D. S. Julius

/s/ Sir Ian Prosser*	Non-Executive Director , Deputy Chairman
Sir Ian Prosser

*By:	/s/ David J. Pearl
Name:	David J. Pearl
Title:	Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of BP p.l.c., has signed this Post-Effective Amendment to Registration Statement on Form F-6 in Warrenville, Illinois, on March 8, 2010.

Authorized U.S. Representative

By:	/s/ Jane E. Klewin
Name: Jane E. Klewin

INDEX TO EXHIBITS

Exhibit Number

(a) (2)	Form of Amendment No. 1 to Deposit Agreement.

(e)	Rule 466 Certification

(f)	Power of Attorney